Exhibit 11

Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net income available to common stockholders	$8,473	$8,439	$15,586	$11,153

Weighted average number of common shares outstanding	41,319,057	40,234,242	41,316,958	40,109,268
Effect of stock options	143,537	203,781	160,906	175,981
Weighted average diluted number of common shares outstanding	41,462,594	40,438,023	41,477,864	40,285,249

Basic earnings per share	$0.21	$0.21	$0.38	$0.28
Diluted earnings per share	$0.20	$0.21	$0.38	$0.28